Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

July 26, 2007
Our ref. No. PI 140

The U.S. Securities and Exchange Commiss[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

7/31

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on July 26, 2007

Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation has decided to dissolve and liquidate its subsidiary, as detailed below.

1. Company Overview

Name:	West of Laguna Development Corporation
Address:	52nd Floor, PBCOM Tower, 6795 Ayala Avenue, Makati City, Manila
President:	Akira Kaburaki, Naoki Motoi
Business:	Sale of housing lots
Established:	September 13, 2000
Capital:	350 Million Philippine Peso
Shareholder:	Mitsubishi Corporation 64%
	Bank of the Philippine Islands 36%
Fiscal year-end:	December

2. Reason for Dissolution and Liquidation

The decision was made to dissolve this subsidiary since its mission to subdivide housing lots was completed.

3. Schedule

Completion of liquidation: August 31, 2009 (planned)

4. Impact on MC Operating Results

The liquidation of the aforementioned subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

END